Exhibit 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

Three Months Ended March 31,	Year Ended December 31,
2003	2002	2002	2001	2000	1999	1998
Income Before Income Taxes, Extraordinary Items and Cumulative Effect of Accounting Changes*	$3,318	$2,043	$8,871	$10,223	$12,095	$10,382	$11,859
Add:	Interest Expense	317	350	1,382	1,599	1,592	1,430	1,605
	Dividends on Preferred Securities	2	2	10	57	118	118	114
	1/3 Rental Expense	38	53	195	266	252	236	228
Adjusted Earnings	$3,675	$2,448	$10,458	$12,145	$14,057	$12,166	$13,806

Total Interest Charges	$328	$369	$1,440	$1,718	$1,693	$1,511	$1,691
Dividends on Preferred Securities	2	2	10	57	118	118	114
1/3 Rental Expense	38	53	195	266	252	236	228
Adjusted Fixed Charges	$368	$424	$1,645	$2,041	$2,063	$1,865	$2,033

Ratio of Earnings to Fixed Charges	9.99	5.77	6.36	5.95	6.81	6.52	6.79

*Undistributed earnings on investments accounted for under the equity method have been excluded.